NO ACT

PE
1-7-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




13003530

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 08 2013

Washington, DC 20549

January 8, 2013

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 1-8-13

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.

Dear Ms. Weber:

This is in regard to your letter dated January 7, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Verizon therefore withdraws its December 24, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org

Mary Louise Weber
Assistant General Counsel



Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 7, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 24, 2012 Relating to Shareholder Proposal of The United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

I refer to my letter dated December 24, 2012, pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by The United Brotherhood of Carpenters Pension Fund (the "Proponent") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter dated January 2, 2013, from Edward J. Durkin, stating that the Proponent has withdrawn the Proposal. Accordingly, Verizon hereby withdraws it request for no action relief relating to the Proposal.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Edward J. Durkin



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 908-696-2068]

January 2, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Dear Ms. Weber:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to Verizon Communications Inc. on November 15, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time.

We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions prompted the Fund's withdrawal of the Proposal. It is our hope that in the future Verizon Communications might find this approach productive as well.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 24, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Shareholder Proposal of the United Brotherhood of
Carpenters Pension Fund

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2013 proxy materials.

I. Introduction.

The Proposal states:

Therefore, Be It Resolved: That the shareholders of Verizon

> *Communications, Inc. ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.*

Verizon believes that the Proposal may be properly omitted from its 2013 proxy materials (i) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); (ii) under Rule 14a-8(i)(10) because Verizon has substantially implemented it; and (iii) under Rule 14a-8(i)(3) because it is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9.

II. Bases for Excluding the Proposal.

a. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities.

The Proponent submitted the Proposal to Verizon by facsimile transmission on November 15, 2012. The Proposal, the cover letter dated November 15, 2012 and the facsimile transmission cover sheet dated November 15, 2012 are included in the materials attached as Exhibit A to this letter. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). On November 16, 2012, after determining that the Proponent is not a registered holder of Verizon stock, Verizon sent a letter to the Proponent via Federal Express (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon stock continuously for at least one year prior to the date of submission of the Proposal. The Deficiency Notice specifically referenced November 15, 2012 as the date of submission of the Proposal and advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8. Verizon received confirmation from Federal Express that the Deficiency Notice was delivered to the Proponent's place of business on November 19, 2012. A copy of the Deficiency Notice is attached as Exhibit B to this letter.

On November 27, 2012, Verizon received by facsimile transmission a letter dated November 27, 2012 from Amalgamated Bank of Chicago (the "Amalgamated Letter") regarding the Proponent's beneficial ownership of Verizon common stock. A copy of the Amalgamated Letter is attached as Exhibit C to this letter. Although the Amalgamated Letter was timely sent to Verizon, it fails to satisfy the requirements of Rule 14a-8(b), because it does not verify the Proponent's continuous ownership of at least $2,000 of Verizon shares from November 15, 2011 (one year prior to the date of submission) through November 15, 2012 (the date of submission). The Amalgamated Letter states that the Proponent has held the requisite amount of Verizon stock "continuously for at least one year prior to the date of submission of the shareholder proposal." Given the fact that the letter is dated November 27, 2012, the oblique reference to the "date of submission" does not provide any assurance that the requisite amount of stock has been held for the year prior to November 15, 2012.

In Section C of Staff Legal Bulletin No. 14F (October 18, 2011), the Staff provides guidance on common errors shareholders can avoid when submitting proof of ownership to companies, stating:

> Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:
>
> > "As of [date the proposal is submitted], name of shareholder] held, as has continuously held for at least one year, [number of securities] shares of [company name] [class of securities]."

Even though the Staff notes that the suggested format is not mandatory or exclusive, it is clear that referencing the actual date of submission, as indicated by the brackets, is necessary in order to verify the relevant one year holding period.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Union Pacific Corporation* (March 5, 2010) (broker's letter dated two days before date of submission did not verify continuous ownership for the requisite period) *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); *Microchip Technology Incorporated* (May 26, 2009) (broker's letter dated five days before proposal submission); *The Home Depot, Inc.* (February 19, 2009) (broker's letter dated 28 days before proposal submission); *McGraw Hill Companies, Inc.* (January 28, 2008) (broker's letter dated three days before proposal submission); *International Business Machines Corp.* (December 7, 2007) (broker's letter dated four days before proposal submission); and *Exxon Mobil Corporation* (March 1, 2007) (broker's letter dated six days before proposal submission).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Verizon.

b. The Proposal may be excluded under Rule 14a-8(i)(10) because Verizon has substantially implemented it.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") created a new requirement that, at least once every three years, public companies include in a proxy, consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure, a separate resolution subject to shareholder vote to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K (herein referred to as a "say-on-pay vote"). The Dodd Frank Act also provides that public companies must, at least once every six years, submit to shareholders a resolution to determine whether the say-on-pay vote will occur every one, two or three years (the "frequency vote"). On January

25, 2011, the Commission adopted amendments to its rules to implement these provisions of the Dodd-Frank Act. Exchange Release No. 34-63768 (the "Adopting Release"). New Rule 14a-21(a) provides that at least once every three years companies must offer shareholders the opportunity to cast an advisory vote to approve the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. New Rule 14a-21(b) provides that at least once every six years, companies must provide shareholders with the opportunity to cast an advisory frequency vote. In the Adopting Release, the Commission observed, "an issuer should be permitted to exclude subsequent shareholder proposals that seek a vote on the same matters as the shareholder advisory votes on say-on-pay and frequency required by Section 14A(a) (Adopting Release p. 42). Consistent with this observation, the Commission added a footnote to Rule 14a-8(i)(10) which states:

> A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two or three years) received approval of a majority of the votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

Verizon believes it may exclude the Proposal from its 2013 proxy materials under Rule 14a-8(i)(10) because it has already substantially implemented the Proposal. Verizon first began providing shareholders with annual advisory vote on executive compensation in 2009. After the adoption of Rule 14a-21, at its 2011 annual meeting of shareholders Verizon provided its shareholders with both a say-on-pay vote and a frequency vote in accordance with the rule. Nearly 79% of the votes cast on the frequency vote chose the one year option. In response, as disclosed in Verizon's Current Report on Form 8-K dated May 10, 2011, the Board of Directors determined that it would continue its policy of providing shareholders with a say-on-pay vote every year. The Proposal, which requests a triennial advisory vote on executive compensation, falls squarely within the instruction to Rule 10b-8(i)(10). Since Verizon adopted a policy of holding an annual advisory vote on the executive compensation that is consistent with the majority of the votes cast (in this case, a super majority of 79%) in 2011, the instruction permits the company to exclude the Proposal from its 2013 proxy materials.

Verizon has also substantially implemented the Proposal because its policy of providing shareholders with an annual say on pay vote compares favorably with the guidelines of the Proposal. The Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. See *MGM Resorts International* (February 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Duke Energy Corp.* (February 21, 2012) (permitting exclusion of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal"); and *The Boeing Company* (February 17, 2011) (permitting exclusion of a proposal requesting a company review its policies related to human rights to assess the need to implement additional policies, where the company noted it periodically reviewed its human rights policies as part of its internal policy review process and disclosed it code of basic working conditions and human rights and corporate citizen reports on its website).

Other Staff no action letters have established that a company has satisfied the essential objectives of a proposal, the company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). For example, see *ConAgra Foods, Inc.* (July 3, 2006), *Honeywell International Inc.* (February 21, 2006) and *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion on substantial implementation grounds of a proposal requesting a sustainability report where the company had posted an equivalent report or other information on its website that addressed the company's policy practices and performance in the areas suggested by the proposal. See also *Talbots, Inc.* (April 5, 2002) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Masco Corp.* (March 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *Nordstrom Inc.* (Feb. 8, 1995) (permitting exclusion on substantial implementation grounds of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); and *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

The essential objective of the say-on-pay vote is to provide the Company's shareholders with an opportunity to give the Company feedback with respect to its executive compensation practices. Both the Company's say-on-pay proposal and the Proposal accomplish this purpose. While the Proponent may argue that the Proposal is different from the say-on-pay vote that Verizon currently provides to its shareholders, there is little meaningful difference. Indeed the Staff came to this conclusion in *Procter & Gamble Co.* (July 21, 2009) when it determined that a similar proposal for a triennial multifaceted vote on executive compensation substantially duplicated a proposal for an annual "up or down" vote on executive compensation. Even though that decision was based on Rule 14a-8(i)(11) as opposed to Rule 14a-8(i)(10), the analysis is similar. Each proposal affords shareholders the opportunity to ratify executive compensation by voting on an advisory resolution and each proposal specifies that the compensation to be examined is that of the named executive officers as set forth in the proxy statement. Therefore there is no meaningful difference between the proposals.

c. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that were internally inconsistent, failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example, *Verizon Communications* (January 27, 2012) (proposal seeking a ban on accelerated vesting of equity in the event of a change in control was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *General Electric Company* (January 21, 2011) (proposal requesting compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Motorola, Inc.* (January 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires); *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the Board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent); and *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations).

Like the proposals in the precedents cited above, the Proposal is impermissibly vague and indefinite, because it is subject to differing interpretations. The ambiguities and inconsistencies presented by the Proposal which make it false and misleading include the following:

- What is the vote on the "overall compensation plan" intended to be? Is it meant to be the vote on the executive compensation of the named executive officers required by Rule 14a-21? Or is it meant to be a separate supplemental vote?

- If shareholders were to approve the compensation of the Company's named executive officers pursuant to a say-on-pay vote, but disapprove the "overall compensation plan" on the same ballot, what would that mean?

- What is the vote on the "annual incentive compensation" intended to be? Is it a vote with respect to the design on the incentive, i.e., the choice of targets, level of discretion if any exercised? Or is it a vote on the compensation itself? If so, is the shareholder evaluating the compensation over three years or will there be separate votes to approve the annual incentive compensation for each year?

- What is the vote on the "long-term compensation intended to be? Is it a vote with respect to the design of the program, i.e., the type of equity awarded, the vesting schedule, the performance targets, retention requirements? Or is it a vote on the payouts? If so, is the shareholder evaluating the total payouts over the three year period covered by the vote, or will there be separate votes to approve each payout?

- What is the vote on the post-employment compensation intended to be? Is it a vote with respect to post-employment benefits that are not available to all management employees? Or is it a vote on the amount of post-employment compensation disclosed in the proxy statement. Does it include earned compensation that an executive has deferred pursuant to a qualified savings or non-qualified deferral plan?

- If shareholders were to disapprove any of the "three key components of the named executive officer's compensation plan" but approve the "overall compensation plan" what would that mean?

As a result of the deficiencies described above, Verizon believes that the Proposal may be excluded under rule 14a-8(i)(3) because neither the shareholders voting on the Proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

III. Conclusion.

Verizon believes that the Proposal may be omitted in its entirety from Verizon's 2013 proxy materials (i) under Rule 14a-8(f)(1) because the Proponent failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1), (ii) under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal, and (iii) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2013 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Ed Durkin
United Brotherhood of Carpenters Pension Fund

Exhibit A


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

■DATE
Thursday, November 15, 2012

■TO
Assistant Corporate Secretary
Verizon Communications Inc.

■SUBJECT
Carpenter Pension Fund Shareholder Proposal

■FAX NUMBER
908-696-2068

■FROM
Ed Durkin

■NUMBER OF PAGES (Including This Cover Sheet)
3

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 908-696-2068]

November 15, 2012

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Assistant Corporate Secretary:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Verizon Communications Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 43,782 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of Verizon Communications, Inc. ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

Exhibit B



Mary Louise Weber
Assistant General Counsel

One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

November 16, 2012

Via Federal Express

Mr. Edward Durkin
Corporate Affairs Department
United Brotherhood of Carpenters
101 Constitution Ave., N.W,
Washington, D.C. 20001

Dear Ed:

I am writing to acknowledge receipt on November 15, 2012, of a shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund (the "Fund") for inclusion in Verizon Communications Inc.'s proxy statement for the 2013 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2013 annual meeting, a proponent must have continuously held at least $2,000, or 1%, in market value of Verizon's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of the stock through the date of the annual meeting. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that the Fund is not a registered holder of Verizon common stock. Please provide a written statement from the record holder of the Fund's shares (usually a bank or broker) verifying that, as of the date the Fund submitted the proposal (November 15, 2012), it held, and has continuously held for at least one year, at least $2,000 in market value of Verizon common stock. Please note that some banks or brokers are not considered to be "record holders" under the SEC proxy rules, because they do not hold custody of client funds and securities. Only DTC participants are viewed as "record holders" of securities for purposes of providing the written statement. You can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If the Fund's bank or broker is not a DTC Participant, the bank or broker should be able to provide you with a contact at the DTC Participant that has custody of its securities.

The SEC rules require that this documentation be postmarked or transmitted electronically to us no later than 14 days from the day you receive this letter. Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2013 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Mary Louise Weber

Attachment

Cc: William L. Horton, Jr.

§ 240.14a-8 Shareholder proposal

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and

the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Pages 21 through 22 redacted for the following reasons:
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Exhibit C

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



[SENT VIA FACSIMILE 908-696-2068]

November 27, 2012

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

RE: Shareholder Proposal Record Letter

Dear Assistant Corporate Secretary:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 43,782 shares of Verizon Communications Inc. ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Verizon Communications Inc. stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin